UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on November 30, 2023, SatixFy Communications Ltd. (the “Company”) received written notice (the “Notice”) from the NYSE American LLC (the “NYSE”) that the Company is no longer in compliance with certain NYSE continued listing standards. In response to the Notice, the Company submitted a plan to regain compliance in January 2024. On February 6, 2024, the Company received written notice that its plan was accepted and that NYSE granted a compliance plan period through May 30, 2025. On February 8, 2024, the Company issued a press release titled “The NYSE American Accepts SatixFy’s Plan to Regain Compliance with Listing Standards,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

 This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release dated February 8, 2024, titled “The NYSE American accepts SatixFy’s Plan to Regain Compliance with Listing Standards.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: February 8, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer